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Exhibit 99.(a)(6)                                           Exhibit (a)(6)

                             October 1, 1999

                     ERP OPERATING LIMITED PARTNERSHIP HAS

                  INCREASED ITS OFFER PRICE TO $405 PER
                    UNIT OF LIMITED PARTNERSHIP INTEREST OF

                    DAVIDSON INCOME REAL ESTATE, L.P.

                    New Offer Price of $405 per Unit.

   We are increasing our offer price for your limited partnership interests (the "Units") in Davidson Income Real Estate, L.P. (the "Partnership") from $385 per Unit to $405 per Unit.

   We are offering to acquire up to 26,776 Units (the "Offer"). The Offer is not subject to any minimum number of Units being tendered. The expiration date of the Offer is October 26, 1999, 12:00 midnight, eastern standard time.

   As we are increasing the offer price from $385 to $405 before the expiration date of the Offer, October 26, 1999, unless extended, this increased offer price will be paid with respect to all Units that are purchased by us pursuant to the Offer, whether or not such Units are tendered prior to or after this increase in consideration.

   Our offer price of $405 per unit will be decreased by the amount of any distribution declared or made with respect to the Units between July 30, 1999 and October 26, 1999, or such other date to which the Offer may further be extended. YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO THE OFFER (generally, up to 10% of the sale price, subject to a $150-200 minimum commission per trade).

   Please refer to our Offer to Purchase dated September 28, 1999, Amendment No. 1 to the Offer to Purchase dated October 1, 1999, and the Supplement to the Offer to Purchase dated October 1, 1999, for additional information about the Offer.

   If you would like to tender your Units to be purchased by us for $405 per Unit, and have not yet completed the blue ERP Letter of Transmittal and delivered it to MMS Escrow and Transfer Agency (the "Depositary"), please complete the previously received blue Letter of Transmittal and deliver it to the Depositary at the address listed thereon in the gold envelope previously provided. If you completed and delivered the blue ERP Letter of Transmittal to the Depositary and have not withdrawn such tender, you do not need to complete any other documents for your Units to be tendered to ERP. A completed blue ERP Letter of Transmittal shall be sufficient to tender your Units for purchase by ERP at $405 per Unit.

   If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

     The Offer expires on (unless further extended) October 26, 1999.